UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2013

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: May 20, 2013

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES FIRST QUARTER 2013 RESULTS

Revenues of $18.1 million; expects sequential revenue growth of approximately 20% for the second quarter

MIGDAL HAEMEK, Israel – May 20, 2013 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced its financial results for the quarter ended March 31, 2013.

Highlights of the First Quarter 2013

•	Revenues of $18.1 million;
•	Improved gross margins of 45.8% (Non GAAP); 45.4% on a GAAP basis;
•	Non-GAAP operating income of $0.1 million; GAAP operating loss of $0.2 million;
•	Non-GAAP net loss of $0.2 million; GAAP net loss of $0.9 million;
•	Second quarter revenue guidance of $21-23 million

Roy Porat, Camtek’s Chief Executive Officer, commented, “We are pleased with the results of the quarter. Revenue came in above the top-end of our expectations and we feel that the bottom of the cycle is now behind us. In addition, I believe that in the coming quarters the improved expense structure implemented over the last several months and the expected recovery in our end-markets will allow us to increase our profitability.”

Concluded Mr. Porat, “We expect strong sequential improvement in the coming quarter with revenues reaching $21-23 million, representing approximately 20% growth. We also see a positive trend beyond the second quarter, driven by a cyclical recovery in our end markets.”

First Quarter 2013 Financial Results

Revenues for the first quarter of 2013 were $18.1 million. This is a 3% improvement from prior quarter revenues of $17.6 million and a decrease of less than 1% compared to revenues of $18.2 million in the first quarter of 2012. Revenues were slightly ahead of the Company’s formerly issued guidance range of $16-18 million for the quarter.

Gross profit on a GAAP basis in the quarter totaled $8.2 million (45.4% of revenues). This is a 36.7% improvement compared to $6.0 million (33.8% of revenues) in the prior quarter and a 7.5% improvement compared to $7.6 million (42.0% of revenues) in the first quarter of 2012.

Gross profit on a non-GAAP basis in the quarter totaled $8.3 million (45.8% of revenues). This is a 9% improvement compared to $7.6 million (42.9% of revenues) in the prior quarter and 8% improvement compared to $7.7 million (42.5% of revenues) in the first quarter of 2012.

Operating loss on a GAAP basis in the quarter was $0.2 million. This is compared to an operating loss of $5.4 million in the prior quarter and operating loss of $1.1 million in the first quarter of 2012.

Operating profit on a non-GAAP basis in the quarter was $0.1 million. This is compared to an operating loss of $0.7 million in the prior quarter and operating loss of $0.9 million in the first quarter of 2012.

Net loss on a GAAP basis in the quarter totaled $0.9 million, or $0.03 per share. This is compared to a net loss of $3.3 million, or $0.11 per share in the prior quarter and a net loss of $1.4 million or $0.05 per share in the first quarter of 2012.

Net loss on a non-GAAP basis, in the quarter was $0.2 million, or $0.01 per share. This is compared to a net loss of $0.9 million, or $0.29 per share in the prior quarter and a net loss of $0.6 million or $0.02 per share in the first quarter of 2012.

Cash and cash equivalents and short-term deposits as of March 31, 2013 were $23.1 million ($17.3 million net of bank loans) compared to $26.0 million ($19.8 million net of bank loans), as of December 31, 2012. The company used $2.2 million in operating cash flow during the first quarter of 2013.

Conference Call

Camtek will host a conference call today, May 20, 2013, at 10:00 am ET.

Roy Porat, Chief Executive Officer and Moshe Eisenberg, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US: Israel: International:	1 888 668 9141 03 918 0609 +972 3 918 0609	at 10:00 am Eastern Time at 5:00 pm Israel Time

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes and increasing yields, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, adaptive ion milling (AIM) and digital material deposition (DMD). Camtek's solutions range from micro-to-nano by applying its technologies to the industries' specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude certain items such as: (i) amortization of acquired intangible assets and revaluation of liabilities with respect to the acquisitions of Sela and Printar; and (ii) share based compensation expense, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Camtek Ltd.

Consolidated Balance Sheets

(In thousands)

	March 31,	December 31,
	2013	2012
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	15,981	18,867
Short-term deposits	7,160	7,160
Accounts receivable, net	26,046	23,076
Inventories	18,774	18,335
Due from affiliates	263	391
Other current assets	2,598	2,210
Deferred tax asset	367	367

Total current assets	71,189	70,406
Fixed assets, net	15,407	15,822

Long term inventory	6,223	7,090
Long-term deposit	729	729
Deferred tax asset	107	107
Other assets, net	304	304
Intangible assets, net *	2,917	2,971
Goodwill	1,579	1,579
	11,859	12,780
Total assets	98,455	99,008

Liabilities and shareholders’ equity

Current liabilities
Short term bank loans	4,160	4,160
Accounts payable – trade	8,731	7,610
Long term bank loans – current portion	1,334	1,592
Other current liabilities	12,945	13,850

Total current liabilities	27,170	27,212

Long term liabilities
Long term bank loans	333	500
Liability for employee severance benefits	736	710
Other long term liabilities *	10,601	10,249
	11,670	11,459
Total liabilities	38,840	38,671

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
31,989,309 issued as March 31, 2013 and December 31, 2012, outstanding 29,896,933
as of March 31, 2013 and December 31, 2012	133	133
Additional paid-in capital	61,559	61,415
Retained earnings (accumulated losses)	(179)	687
	61,513	62,235
Treasury stock, at cost (2,092,376 as of March 31, 2013 and December 31, 2012)	(1,898)	(1,898)

Total shareholders' equity	59,615	60,337
Total liabilities and shareholders' equity	98,455	99,008

(*)	Relates to Printar and SELA acquisitions

Camtek Ltd.

Consolidated Statements of Operations

(in thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2013	2012	2012
	U.S. dollars
Revenues	18,073	18,178	84,547
Cost of revenues	9,870	10,545	47,482

Gross profit	8,203	7,633	37,065

Research and development costs	3,650	3,325	12,916
Selling, general and administrative expenses	4,706	5,435	21,138
Impairment charge in respect of goodwill and other intangible assets	-	-	3,031

	8,356	8,760	37,085

Operating loss	(153)	(1,127)	(20)

Financial income (expenses), net	(566)	(132)	233

Income (loss) before income taxes	(719)	(1,259)	213

Income tax	(147)	(98)	(210)

Net income (loss)	(866)	(1,357)	3

Earnings (loss) per ordinary share:

Basic	(0.03)	(0.05)	0.00

Diluted	(0.03)	(0.05)	0.00

Weighted average number of ordinary
shares outstanding:

Basic	29,897	29,727	29,849

Diluted	29,897	29,727	30,013

Camtek Ltd.

Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2013	2012	2012
	U.S. dollars		U.S. dollars
Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	(866)	(1,357)	3
Acquisition of Sela and Printar related expenses (1)	478	574	(434)
Inventory write –downs (2)	-	-	1,515
Impairment charge in respect of goodwill and other intangible assets (3)	-	-	3,031
Share-based compensation	144	102	401
Shelf registration expenses	-	94	94
Non-GAAP net income (loss)	(244)	(587)	4,610

Non –GAAP net income (loss) per share , basic and diluted	(0.01)	(0.02)	0.15
Gross margin on GAAP basis	45.4%	42.0%	43.8%
Reported gross profit on GAAP basis	8,203	7,633	37,085

Acquisition of Sela and Printar related expenses (1)	75	75	300
Inventory write-downs (2)	-	-	1,515
Share-based compensation	7	25	97
Non- GAAP gross margin	45.8%	42.5%	46.1%
Non-GAAP gross profit	8,285	7,733	38,977

Reported operating loss attributable to Camtek Ltd. on GAAP basis	(153)	(1,127)	(20)
Acquisition of Sela and Printar related expenses (1)	75	169	300
Inventory write- downs (2)	-	-	1,515
Impairment charge in respect of goodwill and other intangible assets (3)	-	-	3,031
Share-based compensation	-	102	401
Shelf registration expenses	144	-	94
Non-GAAP operating income (loss)	66	(858)	5,361

(1)
During the three months ended March 31, 2013 and 2012, and the twelve months ended December 31, 2012, the Company recorded acquisition expenses (income) of $0.5 million, $0.6 million, and $(0.4) million, respectively, consisting of: (1) Revaluation adjustments of $0.4 million, $0.5 million, and $(0.7) million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item and (2) $0.08 million, $0.08 million, and $0.3 million, respectively, with respect to amortization of intangible assets acquired recorded under cost of revenues line item.

(2)
During the three months ended March 31, 2013 and 2012, and the twelve months ended December 31, 2012, the Company recorded inventory write downs in the amount of $0 million, $0 million, and $1.5 million, respectively.

(3)
During the three months ended March 31, 2013 and 2012, and the twelve months ended December 31, 2012, the Company recorded an impairment charge in respect of goodwill and other intangible assets of $0 million, $0 million and $3.1 million, respectively.